SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 6, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Tekturna® – the first new type of high blood pressure medicine in more than a decade – receives its first approval in the US

•                  Tekturna, the first approved direct renin inhibitor, acts on one of the body’s key regulators of blood pressure by targeting renin

•                  Tekturna provides significant blood pressure reduction for a full 24 hours and is generally well tolerated

•                  Important additional blood pressure lowering observed when Tekturna added to other high blood pressure medicines

•                  High blood pressure is a leading contributor to cardiovascular disease, the world’s No. 1 killer

Basel, March 6, 2007 – Novartis announced today that the United States has become the first country in the world to approve Tekturna® (aliskiren), the first new type of medicine in more than a decade for treating high blood pressure – a condition estimated to affect nearly one billion people worldwide and still uncontrolled in nearly 70% of patients.

The US Food and Drug Administration (FDA) issued the approval for Tekturna as the first in a new class of drugs called direct renin inhibitors. A once-daily oral tablet therapy, Tekturna acts by targeting renin – an enzyme responsible for triggering a process that can contribute to high blood pressure. This condition is a key contributor to cardiovascular disease, which remains the world’s leading cause of death.

Tekturna received FDA approval for treatment of high blood pressure as monotherapy or in combination with other high blood pressure medications. Tekturna is expected to be available in March in US pharmacies as 150 mg and 300 mg tablets.

“Renin angiotensin system activity contributes to many of the complications associated with high blood pressure,” said Marc A. Pfeffer, MD, PhD, Professor of Medicine at the Harvard Medical School and cardiologist at Brigham & Women’s Hospital. “By inhibiting this important system at its origin, renin production, a direct renin inhibitor such as Tekturna offers an exciting novel therapeutic option for treating hypertension.”

In an extensive clinical trial program involving more than 6,400 patients, Tekturna provided significant blood pressure reductions for a full 24 hours. Furthermore, Tekturna provided added efficacy when used in combination with other commonly used blood pressure medications. In clinical trials, the approved doses of Tekturna were generally well tolerated.

“Many patients require two or more medicines to control their blood pressure. As a new treatment approach, Tekturna has the potential to help these patients manage their disease,” said James Shannon, MD, Global Head of Development at Novartis Pharma AG. “Tekturna demonstrates our commitment to developing innovative medicines to help the millions of patients suffering from high blood pressure.”

Novartis is committed to conducting a large outcome trial program to evaluate the long-term effects of Tekturna and direct renin inhibition.

In September 2006, Tekturna, which will be known as Rasilez® outside the US, was submitted to the European Medicines Agency (EMEA) for review in the European Union. Tekturna was developed in collaboration with Speedel.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as “potential”, “commitment to developing”, “committed to conducting”, “to evaluate”, “expected”, “will be”, or similar expressions, or by express or implied discussions regarding the long-term effects of Tekturna and direct renin inhibition, potential future approvals of Tekturna, or future sales.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee regarding the long-term effects of a patient’s use of Tekturna and direct renin inhibition.  Nor can there be any guarantees that Tekturna will be approved for sale in any additional markets, or that it will reach any particular sales levels. In particular, management’s expectations regarding the approval and commercialization of Tekturna could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; unexpected regulatory actions or delays or government regulation generally; competition in general; increased government, industry, and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Media Contacts

John Gilardi

Novartis Global Media Relations

+41 61 324 9577 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

Richard Booton

Novartis Pharma Communications

+41 61 324 4356 (direct)

+41 79 753 2593 (mobile)

richard.booton@novartis.com

e-mail: media.relations@novartis.com

Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 6, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting